SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  RADVISION LTD
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    M81869105
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81869105              13G                    Page 2  of 8 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan  Stanley  Dean  Witter &  Co.
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             35,000
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       35,000
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,000
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .1937%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M81869105                13G                    Page 3  of  8  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley Investment Management Inc.
       IRS  #  13-3040307
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .0%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M81869105                  13G                   Page 4  of 8 Pages



Item 1.     (a)   Name of Issuer:
                  RADVISION LTD
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  24 RAOUL WALLENBERG ST
                  TEL AVIV ISRAEL
                  TEL AVIV
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley Dean Witter & Co.
                  (b) Morgan Stanley Investment Management Inc.
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                 (a) 1585 Broadway
                     New  York, New  York  10036

                 (b) 1221 Avenue of the Americas
                     New  York,  New  York  10020
                  --------------------------------------------------------------
            (c)   Citizenship:

                  Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  M81869105
                  --------------------------------------------------------------

Item 3.     (a)  Morgan Stanley Dean Witter & Co. is a parent holding company.


            (b) Morgan Stanley Investment Management Inc. is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. M81869105                 13-G                   Page 5  of  8  Pages



Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley Dean Witter & Co. is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            (a) As of the date hereof, Morgan Stanley Dean Witter and Co. has ceased to be the beneficial owner of more than five percent of the class of securities.

            (b) As of the date hereof, Morgan Stanley Investment Management Limited has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. M81869105               13-G                   Page 6  of  8 Pages


                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       July 10, 2002

Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Vice President, Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY DEAN WITTER & CO.

Date:       July 10, 2002

Signature:  /s/ James P. Wallin
            -----------------------------------------------------------------

Name/Title  James P. Wallin /Executive Director, Morgan Stanley Investment
                             Management Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY INVESTMENT MANAGEMENT INC.




                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to Make a Joint Filing                          7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley Dean Witter & Co.


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(022597DTI)

                        EX-99.a
                 JOINT FILING AGREEMENT

 CUSIP No. M81869105                 13-G                   Page 7  of  8 Pages


                            EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------

                               JULY 10, 2001
               ---------------------------------------------------


            MORGAN STANLEY DEAN WITTER & CO. and MORGAN STANLEY DEAN WITTER

            INVESTMENT MANAGEMENT INC. hereby agree that, unless

            differentiated, this Schedule 13G is filed on behalf of each of the parties.


            MORGAN STANLEY DEAN WITTER & CO.

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard /Vice President, Morgan Stanley & Co. Incorporated

            MORGAN STANLEY INVESTMENT MANAGEMENT INC.

            BY: /s/ James P. Wallin
            --------------------------------------------------------------------
            James P. Wallin /Executive Director, Morgan Stanley Investment
                             Management Inc.



* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                   EX-99.b
            SECRETARY'S CERTIFICATE

                                                               Page 8 of 8 pages
                                  EXHIBIT 2                   ------------------

                 MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.

                             SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and Assistant Secretary of Morgan Stanley Dean Witter & Co., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify that Stuart J.M. Breslow, Robert G. Koppenol and Dennine Bullard are authorized to sign reports to be filed under Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Act") pursuant to the following:

             (1) On May 31, 1997, the Board of Directors of the Corporation granted authority to Stuart J.M. Breslow and Robert G. Koppenol to sign reports to be filed under Sections 13 and 16 of the Act on behalf of the Corporation.

             (2) On February 23, 2000, Donald G. Kempf, Jr., the Executive Vice President, Chief Legal Officer and Secretary of the Corporation, delegated authority to Dennine Bullard to sign reports to be filed under Sections 13 and 16 of the Act on behalf of the Corporation. Pursuant to Section 7.01 of the Bylaws of the Corporation and resolutions approved by the Board of Directors of the Corporation on September 25, 1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 1st day of March, 2000.

                                                ------------------------------
                                                Charlene R. Herzer
                                                Assistant Secretary